SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of January, 2004

                        Commission File Number: 000-21742

                               Stolt Offshore S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)



                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                          ----------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     In accordance with General Instruction B, item (iii), included in this filing of Form 6-K are the following materials regarding an Extraordinary General Meeting of Stolt Offshore S.A., a Luxembourg company, to be held on February 11, 2004:

     1. A Shareholders Circular and Notice of Extraordinary General Meeting, dated January 22, 2004, with (i) Letter of the Chairman of Stolt Offshore S.A. dated January 22, 2004 inter alia advising of Extraordinary General Meeting, (ii) Conditions of the Placement, (iii) Notice of Extraordinary General Meeting, and (iv) Board Report forming a part of the Notice of Extraordinary General Meeting.

     2. Depositary's Notice (of Citibank, N.A.) re Extraordinary General Meeting of Stolt Offshore S.A.

     3. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs)

     The above materials were mailed on January 22, 2004 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of Stolt Offshore S.A.) of record as of January 21, 2004.

     The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer to sell, or as a solicitation of an offer to purchase, any securities. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as those terms are defined in Regulation S of the Securities Act) absent registration or an applicable exemption from such registration requirements. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from Stolt Offshore S.A. and that will contain detailed information about Stolt Offshore S.A. and management, as well as financial statements.

     Certain statements contained in the documents furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            STOLT OFFSHORE S.A.



Date:    January 22, 2004                   By: /s/ Alan B. Winsor
                                               ---------------------------------
                                               Name:   Alan B. Winsor
                                               Title:  Attorney-in-Fact

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, legal adviser, accountant, or other institutional adviser immediately.


The Shares to be issued in the Placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as those terms are defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Stolt Offshore S.A. and that will contain detailed information about Stolt Offshore S.A. and management, as well as financial statements.

The Company announced on 16 January 2004 that the Shareholders entitled to vote at the Extraordinary General Meeting are those Shareholders of record as at the close of business on 21 January 2004.



--------------------------------------------------------------------------------

                               STOLT OFFSHORE S.A.

                             Societe anonyme holding
             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172

                              SHAREHOLDERS CIRCULAR

                                       and

                     NOTICE OF EXTRAORDINARY GENERAL MEETING



--------------------------------------------------------------------------------


This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Stolt Offshore S.A. which is set forth herein and which recommends you to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of Stolt Offshore S.A. to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg at 3.00 p.m. on 11 February 2004 is set out at the end of this document.

This document provides information solely to assist Shareholders in considering how to vote at the Extraordinary General Meeting and is addressed solely to Shareholders. It may not be used or relied upon by any other person. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities of Stolt Offshore S.A. Please refer to the definitions provided later in this document for interpretation of words and expressions used in this document.



This document is dated 22 January 2004.

                                    CONTENTS

                                                                           PAGE





Part I:          Letter from the Chairman of Stolt Offshore S.A.            2


Part II:         Conditions of the Placement                                7


Definitions                                                                 9


Notice of Extraordinary General Meeting                                    11


Board Report                                                               14



                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown in this document are Luxembourg times unless otherwise stated



Extraordinary General Meeting                        3.00 p.m. 11 February 2004

Expected completion of the Placement                 12 February 2004

Expected date of Subsequent Issue                    by end May 2004


Forward-Looking Statements: Certain statements made in this document may include "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                     PART I

                 LETTER FROM THE CHAIRMAN OF STOLT OFFSHORE S.A.

                          (incorporated in Luxembourg)





                                                               26, rue Louvigny

                                                              L-1946 Luxembourg

                                                                22 January 2004

To Stolt Offshore S.A. Shareholders

Dear Shareholder

1         Introduction

          The Company announced on 16 January 2004 a fully subscribed, conditional private placement of approximately 45,500,000 Shares at US$2.20 per Share to a group of European institutional investors. The Company simultaneously announced the proposed issue to SNTG (a subsidiary of SNSA) of up to 22,727,273 Shares in consideration for conversion by SNTG, at SNTG's election, of up to US$50 million of subordinated debt, also at a rate of US$2.20 per Share, subject to an auditor's report with respect to the Company's valuation of the subordinated debt in accordance with Luxembourg law.

          The Company also proposed a Subsequent Issue to existing Shareholders, other than those who participated in the Placement, SNSA and their respective affiliates, of up to approximately US$50,000,000 at US$2.20 per Share, in order to enable such Shareholders to maintain their approximate relative ownership in the Company following the Placement and the SNTG Subscription.

          This proposal revises and supersedes an earlier proposal, which was described more fully in the December 2003 Circular previously sent to Shareholders. Following discussions with the Company's Shareholders and lenders about the conditions of the previous proposal, the Board identified an opportunity to substantially increase the amount of equity capital to be raised, and on conditions more favourable to the Company than had formerly been available, which would deliver a commensurate improvement to the strength of the Company's balance sheet. These changes require revisions to the timetable described in the December 2003 Circular and the distribution of new information to Shareholders. Accordingly, the Company announced by way of press release on 16 January 2004 that, by authority of the Board, the extraordinary general meeting originally scheduled to take place on 19 January 2004 was cancelled and that a new Extraordinary General Meeting would be convened to consider the revised proposals.

          The purpose of this document is (i) to convene the Extraordinary General Meeting, (ii) to explain the background to and reasons for the Placement, the SNTG Subscription, the Subsequent Issue, the Conversion and the proposed Increase in Authorised Capital, (iii) to explain why the Board unanimously considers the Placement, the SNTG Subscription, the Subsequent Issue and the Conversion to be in the best interests of the Company and the Shareholders and (iv) for the Directors to recommend that you vote in favour of the resolutions approving the Placement, the SNTG Subscription, the Subsequent Issue, the Conversion and the Increase in Authorised Capital to be proposed at the Extraordinary General Meeting.

2 Background to and reasons for the Placement, the SNTG Subscription, the Subsequent Issue, the Conversion and the Increase in Authorised Capital

          Background

          In December 2003, following extensive discussions between the Company, its financial advisors and its banks to put in place a restructuring plan to sustain the long-term success of the Company, the Board decided that it was in the best interests of the Company to pursue a proposal by a group of institutional investors, including certain existing Shareholders, regarding the conditional subscription of Shares. The terms of this proposal are set forth in the December 2003 Circular, which describes, as the Company announced on 19 December 2003: (a) a fully subscribed, conditional private placement of 34,100,000 Shares at US$2.20 per Share, (b) the proposed issue to SNTG of up to 11,400,000 Shares in consideration for conversion by SNTG of US$25 million of subordinated debt at a rate of US$2.20 per Share and
          (c) a proposed subsequent issue to certain existing Shareholders, of up to 13,000,000 Shares at US$2.20 per Share. The Board convened an extraordinary general meeting (which was subsequently cancelled) to be held on 19 January 2004 to consider these and related proposals.

          As described above, after further discussions with the subscribing Shareholders and the Company's lenders, a revised equity capital raising plan was developed. In light of:

          o the availability of investors to subscribe for approximately US$100,000,000 of new Shares in the Placement on the terms described in this document;

          o the proposed conversion of up to US$50,000,000 of subordinated debt by SNTG, at SNTG's election, into up to 22,727,273 Shares;

          o the desirability of raising up to approximately US$50,000,000 of gross proceeds through a subsequent offering of Shares; and

          o the possibility of new bonding facilities being agreed (which are essential to the long-term viability of the Company) in the expectation of a new equity contribution of approximately US$150,000,000, as well as the potential debt conversion by SNTG referred to above of up to US$50,000,000 (less any applicable fees), on 15 January 2004 the Board unanimously decided that it was in the best interests of the Company to accept the revised proposal and to allow the institutional investors to subscribe on the terms of the revised Placement.

          Assuming completion of the equity issues in full, the Company would no longer be a majority-controlled subsidiary of SNSA, which would hold (including through its subsidiaries) approximately 44% of the Shares of the Company. Assuming that only the Placement, the SNTG Subscription and the Conversion occur, SNSA (including through its subsidiaries) would hold approximately 51% of the Shares of the Company. In light of the fact that the Company will no longer be a majority-owned subsidiary if the equity issues are completed, SNSA has informed the Board that SNSA will be subject to certain contractual restrictions under existing credit arrangements on its ability to make investments and provide guarantees or other financial support for the Company.

          The Placement and SNTG Subscription

          Gross proceeds from the Placement are expected to be approximately US$100,000,000.

          The full conditions for the Placement are set out in Part II of this document. The conditions, including the passing at the Extraordinary General Meeting of resolutions (i), (vii) and (viii) set out in the notice of Extraordinary General Meeting, must be satisfied by 12 February 2004 in order for the Placement to proceed. Satisfaction of some of the conditions is subject to third party action.

          If the Placement is not completed, the Subsequent Issue as described below will not take place. The terms and conditions of the Placement and the SNTG Subscription may be subject to continued negotiation and are therefore subject to such amendment as the Board may in its discretion determine to be appropriate.

          SNTG may, at its election (before 12 February 2004), convert into Shares its right to repayment of up to US$50,000,000 subordinated debt owed to SNTG by the Company (which represents SNSA and its subsidiaries' entire holding of currently outstanding subordinated debt of the Company). The SNTG Subscription would take place at US$2.20 per Share, in line with the Placement. The calculation of the value of the subordinated debt being converted would, in accordance with Luxembourg legal requirements, be subject to the issue of an independent auditor's report with respect to the Company's valuation of the debt. Completion of the Placement is not conditional upon conversion of any of the subordinated debt.

          It is intended that the Shares issued pursuant to the Placement and the SNTG Subscription (if any) will be listed on the Oslo Stock Exchange following the preparation and filing by the Company of a prospectus approved by the Oslo Stock Exchange.


          The Subsequent Issue

          The Board intends to offer to Qualifying Shareholders the opportunity to participate in an equity offering at the same price as Shares subscribed to in the Placement. Shares are expected to be offered in the Subsequent Issue following completion of the Company's audited financial results for the year ended 30 November 2003 and upon registration of the Subsequent Issue with the U.S. Securities and Exchange Commission and filing of the prospectus for the relevant Shares with the Oslo Stock Exchange.

          The Company proposes to undertake the Subsequent Issue by the end of May 2004. A prospectus with full details of the Subsequent Issue will be sent to Qualifying Shareholders in due course. The Company intends to offer up to approximately 24,000,000 Shares to Qualifying Shareholders at US$2.20 per Share on the basis of:

                          1 new Share for every 1 Share

          held by Qualifying Shareholders on the Relevant Date, on the terms and conditions that will be contained in the prospectus sent to Qualifying Shareholders at that time. The terms and conditions of the Subsequent Issue may differ from the terms and conditions summarised herein.

          To the extent that any Qualifying Shareholders do not subscribe their relative part of Shares in the Subsequent Issue, the Company may, in the discretion of the Board, allocate such Shares to Qualifying Shareholders seeking to oversubscribe, to the subscribers to the Placement, to SNSA and their respective affiliates or to other investors.

          Gross proceeds from the Subsequent Issue are expected to be up to approximately US$50,000,000.

          Conversion of existing B Shares into Shares

          One of the conditions precedent to the Placement is the conversion (or such conversion at least being irrevocable) of all of the existing B Shares issued by the Company, which are all held by SNTG, into Shares on the basis of one Share per two B Shares, the ratio set forth in the Articles. There are currently 34,000,000 B Shares outstanding. This conversion will have the effect of aligning the economic and voting interests of the Company's common equity capital, as there will only be one class of Shares issued. If the Placement is not completed, the Conversion will not occur.

          Increase in Authorised Capital

          The existing authorised but unissued share capital available to the Board is not sufficient to accommodate the Placement, the SNTG Subscription, the Conversion and the Subsequent Issue. Accordingly, the Board proposes that the authorised share capital of the Company be increased to 230,000,000 Shares.


3         Extraordinary General Meeting

          As described above, completion of the Placement, the SNTG Subscription (if any), the Subsequent Issue and the Conversion are conditional, amongst other things, upon Shareholders' approval being obtained at the Extraordinary General Meeting. In addition, the Conversion and the Increase in Authorised Capital can only take place if approved by the Shareholders at the Extraordinary General Meeting. Accordingly, you will find set out at the end of this document a notice convening an Extraordinary General Meeting of the Company to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg at 3.00 p.m. on 11 February 2004, at which resolutions will be proposed to approve the Placement, the SNTG Subscription, the Subsequent Issue, the Conversion and the Increase in Authorised Capital.


4         Action to be Taken

          You will find enclosed a form of proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to fill in, sign, date and return the form of proxy enclosed with the Circular (a form of which may also be obtained from the registered office of the Company) at the latest by 3.00 p.m. on 6 February 2004, in the return envelope provided for such purpose. Holders of American Depositary Receipts will receive a separate Depositary's Notice of Shareholders' Meeting of Stolt Offshore S.A. and should comply with the voting instructions and deadline contained therein (which will be prior to that set forth above).

          Instructions for returning completed forms of proxy are also set out in the form of proxy. The return of the form of proxy will not affect your right to revoke it or vote in person should you later decide to attend the meeting.

          A prospectus will be sent to Qualifying Shareholders regarding the Subsequent Issue in due course if the resolutions proposed for the Extraordinary General Meeting are passed.

5         Recommendation

          The Board considers the Placement, the SNTG Subscription, the Subsequent Issue, the Conversion and the Increase in Authorised Capital to be in the best interests of the Company and the Shareholders as a whole.

          The Board therefore unanimously recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as each of the Directors intends to do so in respect of its beneficial holdings.


Yours faithfully

for the Board



/s/ Jacob Stolt-Nielsen


Jacob Stolt-Nielsen

Chairman of the Board

                                     PART II

                           CONDITIONS OF THE PLACEMENT

The Placement is conditional on the following conditions being satisfied by 12 February 2004 (or 16 January 2004 in the case of condition (a) with respect to approval and ratification by the Board):

     (a) the Board of Directors of the Company and SNSA, if required, approving and ratifying the Placement on the terms contained in the Subscription Agreement and SNSA having undertaken to cause SNTG to vote in favour of the shareholder resolutions in the Company required to authorise and approve the Placement and the Subsequent Issue;

     (b) the Company (or a subsidiary of the Company) having entered into a new secured guarantee facility (the "New Bonding Facility") with a syndicate of lenders:

          (i) providing, subject only to satisfaction of conditions precedent (and conditions subsequent) customary for a facility of this nature, for the commitment by the lenders to issue guarantees, performance bonds, bid bonds, advance payment bonds, letters of credit or other similar forms of surety (collectively, the "Bonds") in respect of obligations of the Company and its group companies in the aggregate face amount of not less than US$100,000,000; and

          (ii)      which shall be on terms that:

                    (a) permit the proceeds from the Placement and the Subsequent Issue to be used for (i) security for the New Bonding Facility, (ii) working capital, (iii) prepayment of existing debt and/or (iv) general corporate purposes;

                    (b) are reasonable (in the opinion of the Board of Directors) in view of the security provided for the New Bonding Facility, the Company's financial position after taking into account the completion of the transactions contemplated by the Subscription Agreement and the prospects of the Company and its subsidiaries;

     (c) the conversion of B Shares held by SNTG and issued by the Company into Shares based on a conversion rate of two B Shares to one Share, with such conversion having been implemented or at least being irrevocable;

     (d) the Company (or, to the extent applicable, its subsidiaries) having entered into amendments to its existing loan, bonding and credit facilities and any other relevant agreements (the "Existing Agreements"), that:

          (i) accommodate the New Bonding Facility and the transactions contemplated by the Subscription Agreement (which, for the avoidance of doubt, shall permit the contemplated use of the proceeds from the Placement and the Subsequent Issue);

          (ii)      accommodate the SNTG Subscription;

          (iii) amend the financial and other covenants to take into account the projected financial performance of the Company; and

          (iv) ensure that the Company has no outstanding material breaches of such Existing Agreements;

     (e) no change having occurred since 15 January 2004 in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company or its subsidiaries that is materially adverse to the Company and its subsidiaries, taken as a whole, or which has had a material adverse effect on the value of the Company and its subsidiaries taken as a whole; and

     (f) the Extraordinary General Meeting and Board having passed all resolutions required in order to complete the Placement and Subsequent Issue.

                                   DEFINITIONS

Articles                           The Articles of Incorporation of the Company

B Shares The Class B Shares of par value US$2.00 per share in the capital of the Company

Board                              The Company's board of directors

Board Report                       The report dated 22 January 2004 of the
                                   Company's Board of Directors to the
                                   Extraordinary General Meeting prepared in accordance with article 32-3 of the Luxembourg law of 10 August 1915 on commercial companies, as amended

Company Stolt Offshore S.A. (and references to "we" and "our" are references to the Company)

Conversion                         The proposed conversion of all B Shares into
                                   Shares, as described in this document

December 2003 Circular             The shareholders circular and notice of
                                   extraordinary general meeting dated 30
                                   December 2003

Directors                          The directors of the Company

Extraordinary General Meeting      The extraordinary general meeting of the
                                   Company to be held before a Luxembourg notary pursuant to the notice of general meeting set out at the end of this document for the purpose of proposing all necessary resolutions for the approval by the Shareholders of the Placement, the SNTG
                                   Subscription, the Subsequent Issue, the
                                   Conversion and the Increase in Authorised
                                   Capital

Increase in Authorised Capital     The proposed increase of the authorised share
                                   capital of the Company and the grant of
                                   authorities to the Directors to issue new
                                   Shares, together with the appropriate
                                   amendments to the Articles, all as described in this document

Placement                          The proposed placement of approximately
                                   45,500,000 Shares at US$2.20 per Share, as described in this document

Qualifying Shareholders            Holders of Shares as of the Relevant Date,
                                   except for those Shareholders who
                                   participated in the Placement, SNSA and their respective affiliates

Relevant Date                      15 January 2004 (of record 21 January 2004)

Shareholders                       The registered holders of the Shares and B
                                   Shares

Shares Common shares of par value US$2.00 each in the capital of the Company

SNSA                               Stolt-Nielsen S.A.

SNTG Stolt-Nielsen Transportation Group Ltd., a wholly owned subsidiary of SNSA

SNTG Subscription                  The proposed subscription by SNTG of up to
                                   22,727,273 Shares in consideration for the conversion of up to US$50,000,000 principal amount of subordinated debt, at SNTG's election

Subscription Agreement             A subscription agreement executed by the
                                   Company and each investor in connection with the Placement

Subsequent Issue                   The proposed subsequent issue to all
                                   Qualifying Shareholders of up to
                                   approximately 24,000,000 Shares at US$2.20 per Share, as described in this document

US$ United States dollars, the lawful currency of the United States of America

                     NOTICE OF EXTRAORDINARY GENERAL MEETING


                       Stolt Offshore S.A. (the "Company")

                             Societe anonyme holding
             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172



NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING OF the shareholders of the Company will be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg at 3.00p.m. on 11 February 2004 which will have the following agenda:

(i) TO APPROVE the issue by the Company of up to 45,500,000 Common Shares (or such greater amount as the Board of Directors shall determine) pursuant to the Placement (the terms and conditions of which will be subject to such amendments as the Board of Directors of the Company shall, in its absolute discretion, determine) described in the circular from the Company to shareholders dated 22 January 2004 (the "Circular"), and to authorise the Board of Directors of the Company to take all necessary steps to implement the same, at such time prior to 31 December 2004 as it may think fit and on such terms as it may think fit.

(ii) TO APPROVE the issue by the Company of up to 22,727,273 Common Shares pursuant to the SNTG Subscription (the terms and conditions of which will be subject to such amendments as the Board of Directors of the Company shall, in its absolute discretion, determine) described in the Circular, and to authorise the Board of Directors of the Company to take all necessary steps to implement the same, at such time prior to 31 December 2004 as it may think fit and on such terms as it may think fit.

(iii) TO APPROVE the issue by the Company of up to 24,000,000 Common Shares (or such greater amount as the Board of Directors shall determine) pursuant to the Subsequent Issue (the terms and conditions of which will be subject to such amendments as the Board of Directors of the Company shall, in its absolute discretion, determine) described in the Circular, and to authorise the Board of Directors of the Company to take all necessary steps to implement the same at such time prior to 31 December 2004 as it may think fit and on such terms as it may think fit.

(iv) TO ACKNOWLEDGE the irrevocable request of Stolt-Nielsen Transportation Group Ltd. to have its 34,000,000 Class B Shares issued by the Company converted into 17,000,000 Common Shares issued by the Company on a two-for-one basis as provided for in article 10 of the Company's Articles of Incorporation, subject to the condition that such conversion shall occur simultaneously with and not prior to the completion of the Placement (the "Condition").

(v) TO RESOLVE, subject to satisfaction of the Condition, (a) to convert the said 34,000,000 Class B Shares, par value USD 2.00 per share, into 17,000,000 Common Shares, par value USD 2.00 per share, and, as a consequence of that conversion, (b) to cancel the said 34,000,000 Class B Shares, par value USD 2.00 per share, to issue and allot to Stolt-Nielsen Transportation Group Ltd., 17,000,000 new Common Shares, par value USD 2.00 per share, and to reduce the Company's issued capital from its current amount of USD 220,524,430 represented by 76,262,215 Common Shares, par value USD 2.00 per share and 34,000,000 Class B Shares, par value USD 2.00 per share, to the amount of USD 186,524,430 represented by 93,262,215 Common Shares, par value USD
          2.00 per share,
          allocating USD 34,000,000 to the Company's share premium account, and
          (c) to amend the Articles of Incorporation of the Company accordingly, including (without limitation) amending the first two paragraphs of article 5 and deleting any reference to Class B Shares throughout the Articles of Incorporation.

(vi) TO DELEGATE all necessary authority to the Board of Directors of the Company or its delegate(s) (a) to acknowledge the satisfaction of the Condition and (b) to have the said satisfaction as well as the resolutions of the Company's shareholders' meeting passed subject to the said satisfaction, described in item (v) of this agenda, documented in a notarial deed executed by a Luxembourg notary.

(vii) TO CONFIRM and to renew the existing authorised capital of the Company and to increase it from its current amount of USD 348,000,000 represented by (a) 140,000,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD 2.00 per share, to the amount of USD 528,000,000 to be represented by (a) 230,000,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD 2.00 per share, the said authorised capital lapsing five years after the publication of the resolution by the extraordinary general meeting of the shareholders of the Company to confirm, renew and increase the authorised capital, in the Luxembourg Official Gazette - Memorial C, and after having acknowledged the special report from the Board of Directors to the shareholders on the suppression of the preferential subscription rights of the existing shareholders of the Company required according to article 32-3 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the "Board Report"), to authorise the Board of Directors to suppress the preferential subscription rights of the existing shareholders when issuing new Common Shares under the authorised capital, and to amend the first sentence of the first paragraph of article 5 of the Articles of Incorporation of the Company accordingly.

(viii)    TO RESOLVE that, as a consequence of the resolutions described in item
          (vii) of this agenda, the first sentence of article 5 of the Articles of Incorporation of the Company shall now read as follows: "The authorized capital of the Company is fixed at Five Hundred Twenty-Eight Million United States Dollars (US$ 528,000,000) to be represented by (a) Two Hundred Thirty Million (230,000,000) Common Shares, par value Two United States Dollars (US$2.00) per share and
          (b) Thirty-Four Million (34,000,000) Class B Shares, par value Two United States Dollars (US$2.00) per share."

The quorum and majority requirements of the Luxembourg law of 10 August 1915 on commercial companies, as amended, and of the Company's articles of incorporation are applicable to the vote on the proposed resolutions at the aforesaid extraordinary general meeting of the shareholders of the Company and at any adjournments thereof.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on 21 January 2004 will be entitled to vote at the aforesaid extraordinary general meeting of the shareholders of the Company and at any adjournments thereof.



/s/ Jacob Stolt-Nielsen



Jacob Stolt-Nielsen

Chairman of the Board

22 January 2004

To ensure shareholders' representation at the extraordinary general meeting of the shareholders of the Company and at any adjournments thereof, Shareholders are hereby requested to fill in, sign, date and return the form of proxy enclosed with the Circular (which may also be obtained from the registered office of the Company) at the latest by 3.00 p.m. Luxembourg time on 6 February 2004, in the return envelope provided for such purpose. Holders of American Depositary Receipts will receive a separate Depositary's Notice of Shareholders' Meeting of Stolt Offshore S.A. and should comply with the voting instructions and deadline contained therein (which will be prior to that set forth above). The return of the form of proxy will not affect your right to revoke it or vote in person should you later decide to attend the meeting.

                                  BOARD REPORT

                               Stolt Offshore S.A.
                             societe anonyme holding
             registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172
                                 (the "Company")
--------------------------------------------------------------------------------

                                     REPORT

  of the Board of Directors of the Company to the Extraordinary General Meeting of Shareholders of the Company to be held on or around 11 February 2004 prepared in accordance with article 32-3 of the law of 10 August 1915 on commercial companies, as amended
--------------------------------------------------------------------------------


(A) Reference is made to the Shareholders Circular dated 22 January 2004 (the "Circular"), in relation to a conditional private placement of approximately 45,500,000 Common Shares (the "Placement"), an equity subscription by Stolt-Nielsen Transportation Group Ltd. (at its election) of up to 22,727,273 Common Shares by conversion of up to USD 50,000,000 of subordinated debt (the "SNTG Subscription") and a proposed subsequent issue of up to approximately 24,000,000 Common Shares (the "Subsequent Issue"), each at USD 2.20 per share, as well as in relation to the conversion of all of the existing Class B Shares issued by the Company into Common Shares on the basis of one Common Share for every two Class B Shares (the "Conversion") and the related confirmation, renewal and increase of the Company's authorised share capital and the Notice of Extraordinary General Meeting of the Shareholders of the Company (the "Notice") attached to the Circular, including the agenda of the extraordinary general meeting of the shareholders (the "Agenda"), which will be sent to the Company's shareholders together with the Circular and this report on 22 January 2004, such meeting to be held before a Luxembourg notary, at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, at 3.00 p.m. on 11 February 2004 (the "Extraordinary General Meeting").

     In particular, reference is made to item (vii) of the Agenda, which relates to the confirmation, renewal and increase of the Company's existing authorised capital.

(B) Article 5, third paragraph, of the Articles of Incorporation of the Company, as such Articles exist and as such Articles will be amended and restated at the Extraordinary General Meeting, deals inter alia with the existing shareholders' preferential subscription rights (therein referred to as the shareholders' preemptive rights) and permits the Board of Directors of the Company to suppress the said preemptive rights of shareholders to the extent it deems advisable.

     This Report is the Board of Directors' recommendation in respect of such suppression of the shareholders' preferential subscription rights in respect of Common Shares of the Company, in conformity with article 32-3 of the law of 10 August 1915 on commercial companies, as amended.

(C) Since the public offering of Common Shares of the Company in the United States of America in May 1993, the Company's Common Shares have been listed on and traded through The Nasdaq Stock Market, Inc.'s Automated Quotation System (National Market System). It has been and is the custom and practice in the United States of America for shareholders not to be granted preferential or preemptive rights, or if such rights exist, for such preferential or preemptive rights to be waived.

     Since May 1997, such Common Shares have also been listed and traded on the Oslo Stock Exchange and registered in the Verdipapiservice (VPS) System. In addition to the custom and practice in the United States of America described above, it is also the custom and practice in Norway in connection with refinancing of companies listed on the Oslo Stock Exchange for shareholders not to be granted preferential or preemptive rights, or if such rights exist, for such preferential or preemptive rights to be waived.

     In connection therewith, preemptive rights with respect to authorised but unissued Common Shares of the Company have always been suppressed in the past and for the last time for a period of five (5) years ending 29 October 2006, by a resolution of the Extraordinary General Meeting of Shareholders of the Company passed on 6 March 2001.

(D) The Board of Directors is inter alia proposing to the Extraordinary General Meeting to confirm and renew the existing authorised capital of the Company and to increase it from its current amount of USD 348,000,000 to be represented by (a) 140,000,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD 2.00 per share, to the amount of USD 528,000,000 to be represented by (a) 230,000,000 Common Shares, par value USD 2.00 per share and (b) 34,000,000 Class B Shares, par value USD 2.00 per share, so as to authorise the Board of Directors of the Company to issue up to approximately 154,000,000 new Common Shares from time to time during a period lapsing five years after the publication of the resolution by the Extraordinary General Meeting to confirm, renew and increase the authorised capital, at such times and on such terms and conditions, including issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve. When issuing the up to approximately 154,000,000 new Common Shares, the Board of Directors shall be authorised to suppress the preferential subscription rights of the then existing shareholders.

(E) The Board of Directors shall be authorised to issue the up to approximately 154,000,000 new Common Shares and to suppress the preferential subscription rights of the then existing shareholders when doing so, to be able to issue new Common Shares in the context of the Placement, the SNTG Subscription, the Subsequent Issue and the Conversion and to retain flexibility with regard to the issuance of additional Common Shares.

(F) Any new Common Shares to be issued in the context of the Placement, the SNTG Subscription and the Subsequent Issue, shall be issued at a price of USD 2.20 per share. Any new Common Shares to be issued in the context of the Conversion, shall be issued against conversion of two existing Class B Shares. Any additional new Common Shares to be issued shall be issued at an issue price to be determined by the Board of Directors and in any event corresponding at least to the nominal value of the Common Shares to be newly issued.

(G) The Board of Directors considers that it is in the interests of the Company and of its shareholders that the Company's existing authorised capital be confirmed, renewed and increased as described hereabove and that the Board of Directors be authorised to issue up to approximately 154,000,000 new Common Shares within the limits of such authorised share capital and to suppress the preferential subscription rights of the then existing shareholders of the Company when doing so.

In consideration of the Board of Directors' analysis that the proposals outlined in this Report and reflected in the resolutions to be submitted to the Extraordinary General Meeting are in the interests of the Company and of its shareholders, the Board of Directors recommends that the

Shareholders approve the proposals by voting in favour of the resolutions submitted to the Extraordinary General Meeting. This Report will be submitted to the Extraordinary General Meeting of Shareholders of the Company to be held on or around 11 February 2004.

For the Board of Directors,



/s/ Jacob Stolt-Nielsen



Jacob Stolt-Nielsen

Chairman of the Board

22 January 2004

Time Sensitive
    Materials

                             Depositary's Notice of
                            Shareholders' Meeting of
                               Stolt Offshore S.A.

ADSs: American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:                     861567105.

ADS Record Date:                   January 21, 2004.

Meeting Specifics:                 Extraordinary General Meeting - February 11,
                                   2004 at 3:00 P.M. (local time) at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meeting Agenda:                    Please refer to the Company's Notice of
                                   Extraordinary General Meeting enclosed
                                   herewith.

ADS Voting Instructions            On or before 10:00 A.M. (New York City time)
Deadline:                          on February 5, 2004.

Deposited Securities:              Common shares, $2.00 par value per Share, of
                                   Stolt Offshore S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").

ADS Ratio:                         1 Common Share to 1 ADS.

Depositary:                        Citibank, N.A.

Custodian of                       Den norske Bank ASA, Oslo, Norway.
Deposited Securities:

Deposit Agreement:                 Amended and Restated Deposit Agreement, dated
                                   as of July 2, 2002, among the Company, the Depositary and all Holders and Beneficial
                                   Owners from time to time of ADRs, evidencing
                                   ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on February 5, 2004.

     The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Extraordinary General Meeting from the Company which includes the agenda for such Meeting is enclosed.*

     Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

     Voting Instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities.

     Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

     The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

     If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).





                                   Citibank, N.A., as Depositary


-----------------------------
* Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of the laws of Luxembourg and the Articles of Incorporation of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

      The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on
                    February 5, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------

                       Stolt Offshore S.A. (the "Company")

CUSIP No.:                         861567105
ADS Record Date:                   January 21, 2004.
Meeting Specifics:                 Extraordinary General Meeting - February 11,
                                   2004 at 3:00 P.M. (local time) at the offices
                                   of Services Generaux de Gestion S.A., 23,
                                   avenue Monterey, L-2086 Luxembourg.
Meeting Agendas:                   Please refer to the Company's Notice of
                                   Extraordinary General Meeting enclosed
                                   herewith.
Depositary:                        Citibank, N.A.
Deposit Agreement:                 Amended and Restated Deposit Agreement, dated
                                   as of July 2, 2002.
Deposited Securities:              Common shares, $2.00 par value per Share, of
                                   the Company.
Custodian:                         Den norske Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

          Voting Instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

--------------------------------------------------------------------------------
                                  (DETACH HERE)

/X/  Please mark your vote as in this example                              0000
                                                                           ----

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

                                                      FOR    AGAINST     ABSTAIN

                                                   1  / /      / /         / /

                                                   2  / /      / /         / /

                                                   3  / /      / /         / /

                                                   4  / /      / /         / /

                                                   5  / /      / /         / /

                                                   6  / /      / /         / /

                                                   7  / /      / /         / /

                                                   8  / /      / /         / /

SIGNATURE(S)                                  DATE
            ---------------------------------     ---------
Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

--------------------------------------------------------------------------------
                                   DETACH HERE

1. TO APPROVE the issue by the Company of up to 45,500,000 Common Shares (or such greater amount as the Board of Directors of the Company shall determine) pursuant to the Placement.*
2. TO APPROVE the issue by the Company of up to 22,727,273 Common Shares pursuant to the SNTG subscription.*
3. TO APPROVE the issue by the Company of up to 24,000,000 Common Shares (or such greater amount as the Board of Directors of the Company shall determine) pursuant to the Subsequent Issue.*
4. TO ACKNOWLEDGE the irrevocable request of Stolt-Nielsen Transportation Group Ltd. to have its 34,000,000 Class B Shares issued by the Company converted into 17,000,000 Common Shares issued by the Company on a two-for-one basis as provided in article 10 of the Company's Articles of Incorporation, subject to a specified Condition.*
5. TO RESOLVE, subject to satisfaction of the Condition, to: (i) convert 34,000,000 Class B Shares into 17,000,000 Common Shares, (ii) cancel said 34,000,000 Class B Shares, issue and allot to Stolt-Nielsen Transportation Group Ltd., 17,000,000 new Common Shares and reduce the Company's issued share capital from the amount of USD 220,524,430 to the amount of USD 186,524,430 and (iii) amend the Company's Articles of Incorporation accordingly.*
6. TO DELEGATE all necessary authority to the Board of Directors of the Company or its delegate(s) (a) to acknowledge the satisfaction of the Condition and (b) to have the said satisfaction as well as the resolutions of the Company's shareholders' meeting passed subject to the said satisfaction, described in item (5) of this Agenda, documented in a notarial deed executed by a Luxembourg notary.*
7. TO CONFIRM and to renew the existing authorized capital of the Company and to increase it from its current value amount of USD 348,000,000 to USD 528,000,000, to suppress the preferential subscription rights of the existing shareholders when issuing new Common Shares under the authorized share capital and to amend the first sentence of the first paragraph of article 5 of the Company's Articles of Incorporation accordingly.*
8. TO RESOLVE to amend the first sentence of article 5 of the Company's Articles of Incorporation as a consequence of the above resolutions described in item (7) of this Agenda.*

* FOR ADDITIONAL DISCLOSURE REGARDING THIS AGENDA ITEM, PLEASE NOTE THAT THE COMPANY HAS ADVISED THE DEPOSITARY THAT THE COMPANY'S NOTICE OF EXTRAORDINARY MEETING CONTAINS INFORMATION REGARDING THIS AGENDA ITEM.